Exhibit 99.2

ENGINE GAMING AND MEDIA, INC.

(formerly Engine Media Holdings, Inc.)

Consolidated Financial Statements

For the years ended

August 31, 2021 and 2020

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.)

The accompanying notes are an integral part of these consolidated financial statements.

Baker Tilly WM LLP 1500 - 401 Bay Street Toronto, Ontario Canada M5H 2Y4 T: +1 416.368.7990 F: +1 416.368.0886 toronto@bakertilly.ca www.bakertilly.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.):

Opinion

We have audited the consolidated financial statements of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) and its subsidiaries (together the “Company”), which comprise the consolidated statements of financial position as at August 31, 2021 and 2020 and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficiency) and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1(b) in the consolidated financial statements, which describes the conditions indicating that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in:

●	Management’s Discussion and Analysis filed with the relevant Canadian securities commissions; and
●	Form 40-F filed with the United States Securities and Exchange Commission

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits and remain alert for indications that the other information appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is John C. Sinclair.

/s/ Baker Tilly WM LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

November 26, 2021

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2021 and 2020 (Expressed in United States Dollars)

	Note	Aug 31, 2021	Aug 31, 2020
		$	$
ASSETS
Current
Cash		15,305,996	5,243,278
Restricted cash	17	331,528	388,587
Accounts and other receivables	9	8,646,807	3,845,890
Government remittances		1,070,216	1,125,912
Publisher advance, current	9	3,197,102	-
Prepaid expenses and other		3,006,033	1,571,806
		31,557,682	12,175,473
Non-Current
Publisher advance, non-current	9	1,337,116	-
Investment in associate	10	-	2,052,008
Investment at FVTPL	10	2,629,851	-
Property and equipment	11	403,811	409,389
Goodwill	12	18,495,121	18,785,807
Intangible assets	13	12,482,244	19,442,322
Right-of-use assets	14	557,022	550,478
		35,905,165	41,240,004
		67,462,847	53,415,477

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2021 and 2020 (Expressed in United States Dollars)

	Note	Aug 31, 2021	Aug 31, 2020
		$	$
LIABILITIES
Current
Accounts payable		10,403,665	12,455,215
Accrued liabilities		5,722,470	4,689,131
Players liability account	17	331,528	388,587
Deferred revenue		2,644,948	553,395
Lease obligation, current	16	222,583	185,671
Line of credit	18	-	4,919,507
Long-term debt, current	20	96,664	97,702
Promissory notes payable	18	821,948	3,818,920
Deferred purchase consideration		-	333,503
Warrant liability	21	4,868,703	14,135,321
Convertible debt, current	19	914,427	-
Arbitration reserve	26	6,468,330	-
Contingent performance share obligation, current	27	-	262,067
		32,495,266	41,839,019

Convertible debt, non-current	19	9,037,069	10,793,459
Lease obligation, non-current	16	364,968	386,477
Long-term debt, non-current	20	-	133,230
		9,402,037	11,313,166
		41,897,303	53,152,185

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	22	122,741,230	69,380,807
Shares to be issued	27	-	1,059,214
Contributed surplus		17,819,933	4,034,323
Foreign currency translation reserve		(2,324,025)	(2,334,275)
Deficit		(112,814,973)	(72,094,162)
Attributable to shareholders		25,422,165	45,907
Non-controlling interest		143,379	217,385
		25,565,544	263,292
		67,462,847	53,415,477
Going concern	1
Commitments and contingencies	26
Subsequent events	31

Approved on Behalf of Board:	“Larry Rutkowski”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Loss and Comprehensive Loss August 31, 2021 and 2020 (Expressed in United States Dollars)

	Note	August 31, 2021	August 31, 2020
CONTINUING OPERATIONS		$	$
REVENUE
Games development	7	3,422,202	2,732,846
Direct to consumer	7	453,400	363,554
Software-as-a-service	7	6,360,361	2,571,672
Advertising	7	26,656,446	4,491,356
Professional services	7	328,461	386,415
		37,220,870	10,545,843
EXPENSES
Salaries and wages		18,020,053	6,254,017
Consulting		3,714,490	2,753,235
Professional fees		2,608,486	2,634,599
Revenue sharing expense		22,853,680	3,380,017
Sponsorships and tournaments		435,670	585,186
Advertising and promotion		1,387,370	2,513,687
Office and general		3,529,520	1,771,888
Technology expenses		2,487,569	1,062,807
Amortization and depreciation	11,13,14, 27	4,891,097	3,549,374
Share-based payments	23, 24	3,702,705	1,409,569
Interest expense		1,399,721	908,766
Loss on foreign exchange		939,235	578,900
Change in fair value of contingent consideration		-	87,702
Loss on extinguishment of debt	19	2,428,900	-
Gain on retained interest in former associate	10	(99,961)	-
Transaction costs	22	341,702	-
Non-operational professional fees		846,475	-
Arbitration settlement reserve	26	6,468,330	-
Impairment of investment in associate and advances		-	3,652,199
Impairment of goodwill and intangibles	12	3,885,001	-
Change in fair value of investment at FVTPL	10	(581,812)	-
Change in fair value of warrant liability	21	(9,037,108)	6,189,921
Change in fair value of convertible debt	19	6,066,594	(230,127)
		76,287,717	37,101,740
ASSOCIATES
Share of net loss of associate	10	103,930	-
Net loss for the year before taxes		(39,170,777)	(26,555,897)
Income tax expense	15	-	-
		(39,170,777)	(26,555,897)
DISCONTINUED OPERATIONS
Loss on disposal of Motorsports	27	(678,931)	-
Loss from discontinued operations	27	(945,109)	(5,860,211)
Net loss for the year		(40,794,817)	(32,416,108)

Net loss attributable to non-controlling interest		74,006	76,066
Net loss attributable to owners of the Company		(40,720,811)	(32,340,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		10,250	(1,001,103)
Comprehensive loss for the year		(40,710,561)	(33,341,145)
LOSS PER SHARE
Basic loss per share - continuing operations	8	(3.29)	(8.98)
Basic loss per share - discontinued operations	8	(0.14)	(1.99)
Basic and diluted loss per share	8	(3.43)	(10.96)
Weighted average number of shares outstanding - Basic	8	11,874,775	2,949,511

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Years ended August 31, 2021 and 2020

(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2019	156,438	29,613,406	760,216	2,753,037	(1,333,172)	(39,754,120)	(7,960,633)	293,451	(7,667,182)
Impact of share consolidation	(114)	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	1,409,569	-	-	1,409,569	-	1,409,569
Shares issued on vesting of RSUs	26,666	159,895	-	(159,895)	-	-	-	-	-
Convertible debt conversion	1,739,615	5,152,023	-	-	-	-	5,152,023	-	5,152,023
Private placements, net of costs	502,562	2,694,076	-	-	-	-	2,694,076	-	2,694,076
Shares issued for debt conversion	59,654	724,231	-	-	-	-	724,231	-	724,231
Shares issued on acquisition of UMG	288,560	3,804,344	-	41,879	-	-	3,846,223	-	3,846,223
Shares issued on acquisition of Frankly	2,258,215	12,155,000	-	-	-	-	12,155,000	-	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000	-	-	-	-	7,579,000	-	7,579,000
Shares issued on acquisition of Driver Database	100,000	859,745	-	-	-	-	859,745	-	859,745
Shares issued on acquisition of Lets Go Racing	200,000	1,719,491	-	-	-	-	1,719,491	-	1,719,491
Common shares issued on exercise of warrants	654,543	4,919,596	-	-	-	-	4,919,596	-	4,919,596
Shares to be issued	-	-	298,998				298,998		298,998
Non-controlling interest in subsidiary	-	-	-	(10,267)	-	-	(10,267)	-	(10,267)
Net loss for the period	-	-	-	-	-	(32,340,042)	(32,340,042)	(76,066)	(32,416,108)
Foreign currency translation differences	-	-	-	-	(1,001,103)	-	(1,001,103)	-	(1,001,103)
Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(72,094,162)	45,907	217,385	263,292
Share-based payments	-	-	-	3,702,705	-	-	3,702,705	-	3,702,705
Shares issued on vesting of RSUs	277,749	1,895,891	-	(1,715,891)	-	-	180,000	-	180,000
Common shares issued on exercise of options	20,833	290,558	-	(104,303)	-	-	186,255		186,255
Convertible debt conversion	1,728,848	13,704,605	-	4,256,114	-	-	17,960,719	-	17,960,719
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916	-	618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	901,060	9,000,851	-	-	-	-	9,000,851	-	9,000,851
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Shares issued on acquisition of SideQik	386,584	3,962,000	-	245,000	-	-	4,207,000	-	4,207,000
Non-controlling interest in subsidiary	-	-	-	(8,404)	-	-	(8,404)	-	(8,404)
Net loss for the period	-	-	-	-	-	(40,720,811)	(40,720,811)	(74,006)	(40,794,817)
Foreign currency translation differences	-	-	-	-	10,250	-	10,250	-	10,250
Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Consolidated Statements of Cash Flows August 31, 2021 and 2020 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2021	August 31, 2020
		$	$
OPERATING ACTIVITIES
Net loss for the period before non-controlling interest		(40,794,817)	(32,416,108)
Items not affecting cash:
Amortization and depreciation	11, 13, 14	5,092,432	3,891,042
Forgiveness of government grants		-	(1,589,559)
Legal proceedings provision		6,468,330
Loss on disposal of Motorsports	27	678,931	-
Loss on disposal of P&E		9,767	-
Loss on extinguishment of debt	19	2,428,900	-
Gain on retained interest in former associate		(99,961)	-
Share of net loss of associate		103,930	-
Change in fair value of investment at FVTPL		(581,812)	-
Change in fair value of warrant liability	21	(9,037,108)	6,189,921
Change in fair value of convertible debt	19	6,066,594	(230,127)
Change in fair value of contingent consideration		-	87,702
Impairment of investment in associate and advances		-	3,652,199
Impairment of goodwill and intangibles	12	3,885,001
Accretion of debt		108,616	96,733
Share-based payments	23, 24	3,702,705	1,409,569
		(21,968,492)	(18,908,628)
Changes in non-cash working capital:
Restricted cash		57,059	(65,876)
Accounts and other receivables		(4,008,628)	2,115,952
Government remittances		30,601	(414,634)
Publisher advance	9	(4,534,218)	-
Prepaid expenses and other		(1,388,709)	(163,517)
Accounts payable		(1,030,542)	3,451,614
Accrued liabilities		953,086	607,229
Players liability account		(57,059)	65,875
Deferred revenue		1,607,553	221,142
		(8,370,857)	5,817,785
		(30,339,349)	(13,090,843)
INVESTING ACTIVITIES
Purchase of property and equipment		(188,170)	(110,380)
Cash acquired, net of cash paid in business combinations		255,852	1,458,920
Advances		-	(1,155,657)
Acquisition of intangible assets		-	(557,709)
Cash from disposal of Motorsports		24,348	-
		92,030	(364,826)
FINANCING ACTIVITIES
Proceeds from government grants		-	1,414,764
Proceeds from line of credit		-	1,000,000
Proceeds from private placement unit offerings	22	31,017,374	3,685,785
Proceeds from convertible debentures	19	4,901,393	5,750,000
Net (payments) proceeds from promissory notes payable	18	(2,996,972)	1,111,553
Proceeds from exercise of warrants	21	6,866,735	3,574,023
Proceeds from exercise of options	23	186,255	-
Payments on lease financing	16	(228,328)	(139,937)
Payments on long-term debt	20	(162,040)	(53,736)
		39,584,417	16,342,452
Impact of foreign exchange on cash		725,620	(462,249)
Change in cash		10,062,718	2,424,534

Cash, beginning of year		5,243,278	2,818,744
Cash, end of year		15,305,996	5,243,278

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

1. Corporate information and going concern

(a)	Corporate information

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) (“Engine”, “Engine Media” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

With the acquisitions of Frankly Inc. (“Frankly”) and WinView, Inc. (“WinView”), on May 8, 2020, and Sideqik, Inc. on July 2, 2021 (Note 6), the Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

On August 13, 2020, the Company consolidated its shares on the basis of 15 pre-consolidation shares for every 1 post-consolidation share.

Pursuant to shareholder approval at the October 6, 2021, shareholders’ meeting, effective October 19, 2021, the Company changed its name to Engine Gaming and Media, Inc. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

Pursuant to shareholder approval at the July 15, 2020, shareholders’ meeting, effective August 13, 2020, the Company changed its name to Engine Media Holdings, Inc.

(b)	Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $112,814,973 as of August 31, 2021 (August 31, 2020 – $72,094,162). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As of August 31, 2021, the Company had a working capital deficiency of $937,584 (August 31, 2020 – working capital deficiency of $$29,663,546) which is comprised of current assets less current liabilities. The Company also faced uncertain future impacts from COVID-19 (Note 3(b)).

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the year ended August 31, 2021 (including comparatives) were approved and authorized for issue by the board of directors on November 26, 2021.

(b)	Basis of consolidation

The consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all the following:

(a)       power over the investee.

(b)       exposure, or rights, to variable returns from its involvement with the investee; and

(c)       the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as at August 31, 2021 are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
UMG Media Ltd.	Canada	100%	Canadian Dollar
Eden Games S.A.	France	96%	Euro
Stream Hatchet S.L.	Spain	100%	Euro
SideQik, Inc.	USA	100%	US Dollar
WinView, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Entities over which the Company exercises significant influence are associates and are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee. Significant influence is assumed to exist where the Company holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Investments in associates are accounted for using the equity method, where the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss, other comprehensive income and equity movements of the investee after the date of acquisition. Any goodwill or fair value adjustment attributable to the Company’s share in the equity accounted investee is included in the amount recognized as investment. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

Business combinations are accounted for using the acquisition method under IFRS 3 Business Combinations.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Acquisition costs are expensed as incurred, unless they qualify to be treated as debt issue costs, or as cost of issuing equity securities.

(c)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(d)	Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

3. Significant judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is a material uncertainty regarding the Company’s ability to continue as a going concern.

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 1	Going concern
Note 30	Expected credit losses
Note 21	Valuation of warrant liability
Note 6	Business acquisitions
Note 12 and 13	Goodwill and intangible assets
Note 23 and 24	Valuation of share-based payments
Note 19	Convertible debt
Note 26	Contingencies

(b)	Uncertainty about the effects of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. The Company anticipates that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, much of the Company’s workforce is currently working from home. The Company has implemented business continuity plans and has increased support and resources to enable employees to work remotely and thus far has been able to operate with minimal disruption.

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

4. Changes in significant accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract;

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

Amendments to IFRS 3 – Reference to the Conceptual Framework

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

5. Significant accounting policies

(a)	Foreign currency translation

The functional currency of the Company and its subsidiaries is disclosed in Note 2. The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company’s consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments, except to the extent that the translation difference is allocated to non-controlling interest.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss.

(b)	Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of its services to a customer.

The following provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and related revenue recognition policies:

i)	Games development

Game development income is derived from the development and sale of gaming applications. Revenue from game development is recognized by reference to the stage of completion. Stage of completion is measured by reference to actual costs incurred to date as a percentage of total estimated costs for each contract.

ii)	Direct to Consumer

Sponsorship, tournament and event income is income directly associated with an e-sport or sporting event or tournament. Sponsorship, tournament and event income is recognized upon completion of the underlying event.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

iii)	Software-as-a-service

The Company enters into license agreements with customers for its content management system, video software, and mobile applications (Frankly), e-sports data platform (Stream Hatchet) and an influencer marketing platform (SideQik). These license agreements, generally non-cancellable, without paying a termination penalty, and multiyear, provide the customer with the right to use the Company’s application solely on a Company-hosted platform or, in certain instances, on purchased encoders. The license agreements also entitle the customer to technical support.

Revenue from these license agreements is recognized ratably over the license term. Early termination fees are recognized when customer ceases use of agreed upon services prior to the expiration of their contract. These fees are recognized in full on the date the customer has completed their migration of the Company’s solutions and there is no continuing service obligation to the customer.

The Company charges its customers for the optional use of its content delivery network to stream and store videos. The revenue is recognized as earned based on the actual usage because it has stand-alone value and delivery is in control of the customer. The Company also charges its customers for the use of its ad serving platform to serve ads under local advertising campaigns. The Company reports revenue as earned based on the actual usage.

iv)	Advertising

Under national advertising agreements with advertisers, the Company sources, creates, and places advertising campaigns that run across the Company’s network of publisher sites. National advertising revenue, net of third-party costs, is shared with publishers based on their respective contractual agreements. The Company invoices national advertising amounts due from advertisers and remits payments to publishers for their share. Depending on the agreement with the publisher, the obligation to remit payment to the publisher is based on either billing to the advertiser or the collection of cash from the advertiser.

National advertising revenue is recognized in the period during which the ad impressions are delivered. The Company reports revenue earned through national advertising agreements either on a net or gross basis.

Under national advertising agreements wherein the Company does not bear inventory risk and only has credit risk on its portion of the revenue, national advertising revenues are accounted for on a net basis and the publisher is identified as the customer.

In select national advertising agreements with its publishers, the Company takes on inventory risk and additional credit risk. Under these agreements, the Company either a) provides the publisher with a guaranteed minimum gross selling price per advertising unit delivered, wherein the greater of the actual selling price or guaranteed minimum selling price is used in determining the publisher’s share or b) provides the publisher with a fixed rate per advertising unit delivered, wherein the publisher is paid the fixed rate per advertising unit delivered irrespective of the actual selling price. Under these national advertising agreements, national advertising revenues are accounted for on a gross basis with the advertiser identified as the customer and the publisher identified as a supplier, with amounts billed to the advertiser reported as revenue and amounts due to the publisher reported as a revenue sharing expense, within expenses.

Also included in advertising revenue is advertising revenue generated by the Company’s various owned and operated properties.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

v)	Professional services

Professional services consist primarily of installation and website design services (Frankly) and data analysis report delivery (Steam Hatchet). Installation fees are contracted on a fixed-fee basis. The Company recognizes revenue as services are performed. Such services are readily available from other vendors and are not considered essential to the functionality of the service. Website design services are also not considered essential to the functionality of the product and have historically been insignificant; the fee allocable to website design is recognized as revenue as the Company performs the services.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

Deferred revenue consists of customer advances for Company services to be rendered that will be recognized as income in future periods.

(c)	Cash and equivalents, and restricted cash

The “cash and cash equivalents” category consists of cash in banks, call deposits and other highly liquid investments with initial maturities of three months or less. Any investments in securities, investments with initial maturities greater than three months without early redemption feature and bank accounts subject to restrictions, other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Restricted cash is presented as a separate category on the statement of financial position and consists of cash in a bank account restricted for use in the UMG Media Ltd. and WinView Inc. businesses (Note 17).

(d)	Accounts and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced using the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of loss and comprehensive loss.

(e)	Property and equipment

Property and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property and equipment include significant components with different useful lives, they are recorded and depreciated separately. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful life of the assets. Useful life is reviewed at the end of each reporting period.

After initial recognition, the cost model is applied to property and equipment. Where parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Depreciation is provided at rates calculated to write off the cost of property, plant and equipment less their estimated residual value on the straight-line and declining balance methods, over the estimated useful lives, as follows.

Computer equipment	3 years, straight-line
Furniture and fixtures	5 years, straight-line
Leasehold improvements	Term of the lease, plus one renewal

(f)	Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

(g)	Intangible assets

Intangible assets include acquired software used in production or administration and brand names and customer relationships that qualify for recognition as an intangible asset in a business combination. They are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives, as these assets are considered finite. Residual values and useful lives are reviewed at each reporting date.

The useful lives of the intangibles are as follows:

Software	3-5 years
Brands	1-20 years
Customer relationships	1-10 years
Patents	5 years
Application platforms	3 years

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Subsequent expenditure on brands is expensed as incurred. Costs associated with maintaining computer software (expenditure relating to patches and other minor updates as well as their installation), are expensed as incurred.

Patents and Application platforms with a finite useful life that are acquired in an asset acquisition are initially recognized on the basis of their relative fair value at the acquisition date. These assets are amortized on a straight-line basis over their useful life, which is generally up to 5 years. Amortization is calculated over the cost of the asset less its residual value. Amortization expense is recognized on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

Other intangible assets, such as brands, that are acquired by the Company are stated at cost less accumulated amortization and impairment losses. Expenditures on internally generated brands, mastheads or editorial pages, publishing titles, customer lists and items similar in substance is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred.

Research costs are expensed when incurred. Development costs are capitalized when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design to produce new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(h)	Impairment of property and equipment, intangible assets and goodwill

i)	Timing of impairment testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

ii)	Impairment testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss and comprehensive loss. Impairment losses relating to goodwill cannot be reversed.

(i)	Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
●	The amount expected to be payable by the lessee under any residual value guarantees;
●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset)

whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘property and equipment’ policy.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

(j)	Financial instruments

Financial assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets and liabilities are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, restricted cash, accounts and other receivables and advances.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. None of the Company’s assets fall under this category.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

Business Model Assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and the way information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual Cash Flow Assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

●	Amortized cost - Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, or commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable, accrued liabilities, players liability account, lease obligation, line of credit, long-term debt, promissory notes payable and deferred purchase consideration do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

●	Financial liabilities recorded at FVTPL - Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above, or they are derivatives or they are designated as such on initial recognition. The Company’s warrants that are not issued in exchange for goods or services and have characteristics of derivative financial liabilities as a result of the warrants having an exercise price in a currency different from the functional currency of the Company, are measured as financial liabilities at FVTPL. The Company’s convertible debt is designated as financial liabilities at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included or deducted from the initial carrying amount of the asset or the liability.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss.

Fair value measurement

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are unobservable.

Offsetting

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(k)	Short-term employee benefits

Short-term employee benefits include wages, salaries, compensated absences, profit-sharing and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are recognized in salaries and wages expense as the related service is provided or capitalized if the service rendered is in connection with the creation of an asset. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(l)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, and equity classified warrants are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

The Company’s warrants having an exercise price in the functional currency of the Company that are not issued in exchange for good and services are equity measured and the fair value at grant date for these warrants is classified within contributed surplus.

(n)	Share-based payment

The share-based payment plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized within share-based payments expense with a corresponding increase in equity.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted such as stock price, term, and stock volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

For each Restricted Share Units (“RSU”) granted, the Company recognizes an expense equal to the market value of a common share at the date of grant and for each common share option granted, the Company recognizes an expense equal to the fair value of the option estimated using a Black Scholes model at grant date, based on the number of RSUs/options expected to vest, recognized over the term of the vesting period, with a corresponding increase to contributed surplus. Share based payments expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/options that are expected to vest. The effect of these changes is recognized in the period of the change.

For equity-settled share-based payment transactions, including share options and RSUs granted to officers and directors of the Company and warrants granted to advisors in a financing transaction, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

(o)	Discontinued operations and assets held for sale

A non-current asset or a group of assets and liabilities is a disposal group when the carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. Non-current assets or disposal groups classified as held for sale are measured at the lower of carrying amounts and fair value less costs to sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

Discontinued operations are presented on a single line of the consolidated statements of loss and comprehensive loss for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

(p)	Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(q)	Government grants

Government grants are recognized when it is probable that the grant will be received, and all conditions of the grant are complied with. When the grant is in the form of a forgivable loan, the loan is initially recognized as a deferred income liability. The Company then relieves the deferred income liability on a systematic and rational basis in those periods over which the entity recognizes the expenses that the grant is intended to offset. The Company recognizes the impact of the loan forgiveness as an offset against related expense.

Assistance for operating expenses is recorded as a reduction of expenses when the assistance is receivable.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

A forgivable loan from government is treated as government assistance when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan. If there is no reasonable assurance that the entity will meet the terms for forgiveness of the loan, the loan is recognized as a liability in accordance with IFRS 9 Financial Instruments. The liability would become a government grant (forgivable loan) when there is reasonable assurance that the entity will meet the terms for forgiveness.

6. Acquisitions

(a)	UMG Media Ltd.

On December 31, 2019, the Company acquired all issued and outstanding shares of UMG Media Ltd. (“UMG”) which was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders received, on an exchange ratio of 0.0643205, common shares of the Company. In total, the Company issued 288,560 shares (the “Consideration Shares”) in exchange for the UMG securities exchanged pursuant to the transaction, including the securities issued pursuant to the UMG Private Placement (defined below) (a total of 54,157 of these Engine Media Shares were issued to the UMG Private Placement shareholders and the remainder were issued to the former UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share was exchanged for an option or warrant, as applicable, to purchase an Engine Media share, based upon the exchange ratio.

All transaction costs associated with this acquisition have been expensed. If the acquisition of UMG had occurred at the beginning of the Company’s fiscal year (September 1, 2019), the loss attributed to UMG’s operations for the year ended August 31, 2020, would have been $3,519,046, with revenue of $491,323. The loss attributed to UMG’s operations from the acquisition date of December 31, 2019, to August 31, 2020, was $1,875,539, with revenue of $314,948.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition.

The purchase price allocation is as follows:

Consideration paid	# Issued	Amount
Common shares	288,560	$3,804,344
Options and warrants exchanged	26,553	41,879
		$3,846,223

Fair value of identifiable assets acquired
Cash		$(82,528)
Restricted cash		112,901
Accounts and other receivables		76,052
Prepaid and other current assets		88,877
Property and equipment		313,622
Right-of-use asset		388,996
Intangible assets - Application platforms (Useful life - 5 years)		560,000
Intangible assets - Brand (Useful life - 6 years)		510,000
Intangible assets - Customer lists (Useful life - 3 years)		460,000
Goodwill		3,209,045
Accounts payable and accrued liabilities		(761,766)
Lease liabilities		(420,863)
Players liability account		(112,902)
Promissory notes		(430,745)
Deferred revenue		(64,466)
		$3,846,223

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Engine Media common shares issued were valued based on the closing price on the TSX Venture exchange on December 31, 2019.

Significant judgments and assumptions related to the valuation and useful lives of certain classes of assets acquired are as follows:

i)	Intangible assets, application platforms

UMG had certain proprietary technology used in its platform, which the Company expects will contribute to future cash flow. The fair value of the software intangible asset was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rate of 7%; (iii) technology replacement rate of 5 years; and (iv) discount rate of 17.5%. This asset is amortized on a straight-line basis over the estimated useful life of five years.

ii)	Intangible assets, brand

UMG had established itself as a recognized brand in its industry and is well known amongst gaming enthusiasts and the esports community. The Company expects the brand will contribute to future cash flow. The fair value of the brand intangible asset was determined based on the relief from royalty method under the income approach. The brand intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections with long term growth rate of 3%; (ii) royalty rate of 2%; and (iv) discount rate of 18.5%. This asset is amortized on a straight-line basis over the estimated useful life of six years.

iii)	Intangible assets, customer lists

UMG had an established customer list which is expected to result in future sales. The fair value of the customer list intangible asset was determined based on the cost approach. The customer list intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) number of active users; (ii) user acquisition cost; (iii) time to recreate of 1.5 years; (iv) obsolescence rate of 10% and (v) discount rate of 16.5%. This asset is amortized on a straight-line basis over the estimated useful life of three years.

iv)	Goodwill

The difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed represents goodwill of $3,209,045. The goodwill is not expected to be deductible for tax purposes.

The goodwill recorded represents the following:

●	Cost savings and operating synergies expected to result from combining the operations of UMG with those of the Company
●	Intangible assets that do not qualify for separate recognition such as the assembled workforce

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(b)	Frankly Inc.

On May 8, 2020, the Company acquired all issued and outstanding shares of Frankly Inc. (“Frankly”) which was carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Frankly shareholders received one share of the Company’s common shares for each share of Frankly. In total, the Company issued 2,258,215 shares in exchange for the Frankly securities exchanged pursuant to the transaction. In addition, each outstanding option, RSU and warrant to purchase a Frankly share was exchanged for an option, RSU or warrant, as applicable, to purchase a Company share, based upon the exchange ratio.

All transaction costs associated with this acquisition were expensed. If the acquisition of Frankly had occurred at the beginning of the Company’s fiscal year (September 1, 2019), the loss attributed to Frankly’s operations for the year ended August 31, 2020, would have been $8,350,289, with revenue of $23,165,702. The loss attributed to Frankly’s operations from the acquisition date of May 8, 2020, to August 31, 2020, was $2,266,289, with revenue of $6,404,736.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. The estimated fair values were preliminary and based on the information that was available as of that date. The Company has since finalized the purchase price allocation with no change to the preliminary amounts.

The purchase price allocation is as follows:

Consideration paid	# Issued	Amount
Common shares	2,258,215	$12,155,000
Warrants exchanged	1,055,036	2,157,000
Settlement of a pre-existing relationship		(1,099,999)
		$13,212,001

Fair value of identifiable assets acquired
Cash		1,241,511
Accounts and other receivables		5,368,562
Prepaid and other current assets		444,690
Property and equipment		40,152
Intangible assets - Software (Useful life - 3 years)		2,000,000
Intangible assets - Brand (Useful life - 1 year)		100,000
Intangible assets - Customer contracts (Useful life - 10 years)		2,700,000
Goodwill		14,895,595
Accounts payable and accrued liabilities		(9,590,547)
Deferred revenue		(148,949)
Line of credit		(3,839,013)
		$13,212,001

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Engine Media common shares issued were valued based on the closing price on the TSX Venture exchange on May 8, 2020. The warrants were valued using the Black Scholes method.

Significant judgments and assumptions related to the valuation and useful lives of certain classes of assets acquired are as follows:

i)	Intangible assets, software

Frankly had certain proprietary technology used in its products, which the Company expects will contribute to future cash flow. The fair value of the software intangible asset was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rate of 3%; (iii) technology replacement rate of 5 years; and (iv) discount rate of 18%. This asset is amortized on a straight-line basis over the estimated useful life of three years.

ii)	Intangible assets, customer contracts

Frankly had established relationships with media companies which are expected to result in future sales. The fair value of the customer relationships intangible asset was determined based on the excess earnings method under the income approach. The customer relationships intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) cash flow projections with long term growth rate of 3%; (ii) customer attrition rate of 10%; (iii) charges for use of assets; and (iv) discount rate of 21.5%. This asset is amortized on a straight-line basis over the estimated useful life of ten years.

iii)       Goodwill

The difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed represents goodwill of $14,895,595. The goodwill is not expected to be deductible for tax purposes.

The goodwill recorded represents the following:

●	Cost savings and operating synergies expected to result from combining the operations of Frankly with those of the Company
●	Intangible assets that do not qualify for separate recognition such as the assembled workforce

(c)	WinView, Inc.

On May 8, 2020, the Company acquired all issued and outstanding shares of WinView, Inc. (“WinView”) which was carried out pursuant to a statutory merger. The Company issued 1,759,997 shares in exchange for the WinView securities exchanged pursuant to the transaction. In addition, WinView shareholders are entitled to contingent consideration based on a portion of any future licensing revenue from its patent portfolio.

If the acquisition of WinView had occurred at the beginning of the Company’s fiscal year (September 1, 2019), the loss attributed to WinView’s operations for the year ended August 31, 2020, would have been $6,034,836, with revenue of $68,813. The loss attributed to WinView’s operations from the acquisition date of May 8, 2020, to August 31, 2020, was $1,557,248, with revenue of $51,422.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business and added an optional concentration test to assess when a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The Company concluded that the value of the WinView assets acquired is substantially concentrated in the patent portfolio, and therefore the acquisition of WinView was accounted for as an asset acquisition.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

For an asset acquisition, the Company’s accounting policy is to recognize a liability for contingent consideration when the related activity occurs. Accordingly, a liability was not recorded for the contingent consideration as at August 30, 2020.

The purchase price allocation is as follows:

Consideration paid	# Issued	Amount
Common shares	1,759,997	$7,579,000
		$7,579,000

Fair value of identifiable assets acquired
Cash		$359,190
Restricted cash		201,540
Prepaid and other current assets		174,313
Intangible assets - Patents (Useful life - 5 years)		9,430,265
Accounts payable and accrued liabilities		(699,053)
Players liability account		(201,540)
Government grants - PPP Loan		(174,795)
Promissory notes		(1,423,738)
Deferred revenue		(87,182)
		$7,579,000

The Company common shares issued for the acquisition of Winview were subject to lock-up restrictions to be discharged 10% at 120 days, another 15% at 180 days, another 15% at 270 days, another 20% at 360 days and the remaining 40% at 390 days, in each case following the closing date. The Company common shares issued were valued based on the closing price on TSX Venture exchange on May 8, 2020, reduced by a discount for lack of marketability of twenty percent.

(d)	Acquisitions of WTF1, Lets Go Racing and DriverDB

During the year ended August 31, 2020, the Company completed three acquisitions in its motorsports division that were disposed on November 3, 2020, as a result of a strategic business review that began in October 2020 .

The Company acquired certain assets of WTF1 on April 2, 2020, for a purchase price of $557,709. The acquisition was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired on a relative fair value basis. The amount allocated to software is being amortized over three years.

On June 3, 2020, the Company completed the acquisition of Lets Go Racing pursuant to a share purchase agreement dated June 2, 2020. Purchase consideration comprised of £50,000 ($63,274) in cash, 200,000 common shares of the Company and deferred cash consideration of £265,000 ($333,503). Of the deferred cash consideration, £100,000 ($125,850) is due 120 days following closing and £165,000 ($207,653) is due 240 days following closing. Total purchase consideration discussed above amounted to $2,116,267. The acquisition was accounted for as an asset acquisition. The purchase price was allocated to software and is being amortized over three years.

On June 3, 2020, the Company completed the acquisition of DriverDB in exchange for the issuance of 100,000 common shares of the Company pursuant to a share purchase agreement dated June 1, 2020. The common shares were valued at $859,745. The acquisition was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired on a relative fair value basis. The amount allocated to software is being amortized over three years.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(e)	Acquisition of SideQik, Inc

On July 2, 2021, the Company acquired all issued and outstanding shares of SideQik, Inc. (“SideQik”) which was carried out pursuant to a statutory reverse-triangular merger. The Company issued 386,584 shares and 23,939 RSUs in exchange for the SideQik securities exchanged pursuant to the transaction.

The acquisition of Sideqik (combined with a prior acquisition of Stream Hatchet) brings technology and customers that are expected to expand Engine’s advertising and media offerings.

All transaction costs associated with this acquisition were expensed. If the acquisition of SideQik had occurred at the beginning of the Company’s fiscal year (September 1, 2020), the loss attributed to SideQik’s operations for the year ended August 31, 2021, would have been $1,130,080, with revenue of $2,148,987. The loss attributed to SideQik’s operations from the acquisition date to August 31, 2021, was $383,167, with revenue of $412,981.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. The estimated fair values are preliminary and based on the information that was available as of that date.

The purchase price allocation is as follows:

Consideration paid	# Issued	Amount
Common shares	386,584	$3,962,000
RSUs	23,939	$245,000
		$4,207,000

Fair value of identifiable assets acquired
Cash		$255,852
Accounts and other receivables		817,557
Prepaid and other current assets		69,631
Property and equipment		12,730
Intangible assets - Software (Useful life - 5 years)		910,000
Intangible assets - Brand (Useful life - 10 years)		210,000
Intangible assets - Customer relationships (Useful life - 10 years)		310,000
Goodwill		2,900,193
Accounts payable		(292,571)
Accrued liabilities		(502,392)
Deferred revenue		(484,000)
		$4,207,000

The Company common shares issued for the acquisition of SideQik were subject to lock-up restrictions to be discharged 16 2/3% at 180 days from the closing date, and thereafter another 16 2/3% on the 15th of each subsequent month with the restriction being fully liquidated at the end of the 12th month. The Company’s common shares issued were valued based on the closing price on TSX Venture exchange on July 2, 2021, reduced by a discount for lack of marketability of fifteen percent.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Significant judgments and assumptions related to the valuation and useful lives of certain classes of assets acquired are as follows:

i)	Intangible assets, software

The fair value of the software intangible asset was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rate of 7.5%; (iii) tax rate of 25.5% (iv) discount rate of 20%. This asset is amortized on a straight-line basis over the estimated useful life of five years.

ii)	Intangible assets, brand

The fair value of the brand intangible asset was determined based on the relief from royalty method under the income approach. The brand intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) cash flow projections with long term growth rate of 3%; (ii) royalty rate of 0.5%; (iii) tax rate of 25.5%; and (iv) discount rate of 20.0%. This asset is amortized on a straight-line basis over the estimated useful life of ten years.

iii)	Intangible assets, customer relationships

SideQik has created custom partnerships with clients to build out integrations with proprietary brand tools which are expected to result in future sales. The fair value of the customer relationships intangible asset was determined based on the excess earnings method under the income approach. The customer relationships intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) cash flow projections with long term growth rate of 3%; (ii) customer attrition rate of 15%; and (iii) discount rate of 22.0%; (iv) tax rate of 25.5%. This asset is amortized on a straight-line basis over the estimated useful life of ten years.

iv)	Goodwill

The difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed represents goodwill of $2,900,193. The goodwill is not expected to be deductible for tax purposes.

The goodwill recorded represents the following:

●	Cost savings and operating synergies expected to result from combining the operations of SideQik with those of the Company.
●	Intangible assets that do not qualify for separate recognition such as the assembled workforce.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

7. Revenue

Revenue streams and disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by service lines.

For the year ended August 31,
	2021	2020
	$	$

Games development	3,422,202	2,732,846
Direct to consumer	453,400	363,554
Software-as-a-service	6,360,361	2,571,672
Advertising	26,656,446	4,491,356
Professional services	328,461	386,415
	37,220,870	10,545,843

8. Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are considered to be potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss incurred during the years ended August 31, 2021, and 2020, all outstanding options, RSU’s and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive. Weighted average common shares outstanding for the years ended August 31, 2021, and 2020 were 11,874,775 and 2,949,511, respectively.

9. Accounts and other receivables and publisher advances

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	August 31, 2021	August 31, 2020
	$	$

Trade accounts receivable	9,677,725	4,690,922
Other receivables	53,387	29,406
Allowance for doubtful accounts	(1,084,305)	(874,438)
Total accounts and other receivables	8,646,807	3,845,890

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

A continuity of the Company’s allowance for doubtful accounts is as follows:

	August 31, 2021	August 31, 2020
	$	$

Allowance for doubtful accounts, beginning of year	(874,438)	-
Acquisition of Frankly	-	(887,763)
Acquisition of SideQik	(140,896)	-
Provision, bad debt expense	(72,636)	-
Writeoffs	3,665	13,325
Allowance for doubtful accounts, end of year	(1,084,305)	(874,438)

(b)	Publisher advance

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i)	$4 million within one day of execution of the amendment.
(ii)	$1 million on or before February 28, 2021; and
(iii)	$1 million on or before March 31, 2021.

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021, forward.

As of August 31, 2021, $6 million had been advanced to the publisher and $1,465,782 had been recouped through the process explained above. As of August 31, 2021, a net amount of $4,534,218 was outstanding on the advance and the current portion of the advance was $3,197,102.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

10. Investment in associate and investment at FVTPL

	Investment in associate	Investment at FVTPL
	$	$

Balance, August 31, 2020	2,052,008	-
Share of loss in One Up	(103,930)	-
Discontinue use of equity method on retained interest in former associate	(1,948,078)	2,048,039
Change in fair value of investment at FVTPL	-	581,812
Balance, August 31, 2021	-	2,629,851

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company accounted for this investment as an investment in associate under the equity method from acquisition through January 5, 2021. The Company’s share in the loss of One Up for the period from September 1, 2020, to January 5, 2021, amounted to $103,930.

On January 5, 2021, the Company’s interest in One Up was reduced to 18.62% as a result of One Up closing a financing round. In accordance with IAS 28, the Company discontinued the use of the equity method on January 5, 2021, the date at which its investment ceased being an associate. The difference between the fair value of the Company’s retained interest in One Up and it’s carrying value on January 5, 2021, amounted to $99,961, which is recognized as a gain on retained interest in former associate on the Company’s statement of loss and comprehensive loss.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy (Note 30).

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

11. Property and equipment

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2019	54,465	209,126	123,298	386,889
Acquisition of UMG	166,193	116,668	30,761	313,622
Acquisition of Frankly	-	34,461	5,691	40,152
Additions	-	116,028	8,762	124,790
Disposals	-	(14,410)	-	(14,410)
Effect of foreign exchange	995	24,467	4,579	30,041
August 31, 2020	221,653	486,340	173,091	881,084

August 31, 2020	221,653	486,340	173,091	881,084
Acquisition of SideQik	-	11,399	1,331	12,730
Additions	-	170,305	17,865	188,170
Disposals	-	(14,244)	-	(14,244)
Disposal of Motorsports	(2,631)	(47,645)	(18,118)	(68,394)
Foreign exchange	(171)	(2,548)	(1,125)	(3,844)
August 31, 2021	218,851	603,607	173,044	995,502

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2019	51,847	181,089	68,700	301,636
Depreciation	4,998	102,241	34,066	141,305
Foreign exchange	672	24,178	3,904	28,754
August 31, 2020	57,517	307,508	106,670	471,695

August 31, 2020	57,517	307,508	106,670	471,695
Depreciation	5,949	117,092	26,150	149,191
Disposals	-	(4,477)	-	(4,477)
Disposal of Motorsports	-	(11,068)	(9,910)	(20,978)
Foreign exchange	(99)	(2,824)	(817)	(3,740)
August 31, 2021	63,367	406,231	122,093	591,691

Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	164,136	178,832	66,421	409,389
August 31, 2021	155,484	197,376	50,951	403,811

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

12. Goodwill

	Aug 31, 2021	Aug 31, 2020
	$	$

Balance, beginning of year	18,785,807	651,354
Acquisition of UMG	-	3,209,045
Acquisition of Frankly	-	14,895,595
Acquisition of SideQik	2,900,193	-
Impairment of goodwill associated with UMG	(3,209,045)	-
Effect of foreign exchange	18,166	29,813
Balance, end of year	18,495,121	18,785,807

a)	Frankly

The Company tested the Frankly CGU goodwill balance of $14,895,595 (2020 - $14,895,595) as of August 31, 2021, for impairment. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation. The calculation used a ten-year projected and discounted cash flow model using a discount rate of 20.5% and a long-term growth rate of 3%. The recoverable value was concluded after making adjustments to the discounted cash flow model for cash or any other non-operating assets or liabilities as of the measurement date. The concluded recoverable value was then compared to carrying value of the CGU. No impairment charge was determined to be necessary.

The recoverable amounts for the Stream Hatchet, and Eden Games CGUs below were based on fair value less costs of disposal, estimated using a guideline public company method which is a market-based approach. The fair value measurement was categorized as a Level 3 fair value based on inputs in the valuation technique used.

Revenue multiples from publicly traded companies operating within the same industry and location and having similar business activities to the Company were utilized, after adjusting for differences in size, margins and growth rates when compared to the Company and its CGUs. These adjusted multiples of 3x for Stream Hatchet and 3.5x for Eden Games were applied to the financial metrics of the CGU to determine indicative enterprise values. Recoverable amounts were determined after an adjustment for costs of disposal, estimated at 5% of indicative enterprise values. No impairment charge was determined to be necessary for the Stream Hatchet and Eden Games CGUs.

b)	UMG

The Company tested the UMG CGU goodwill balance of $3,209,045 (2020 - $3,209,045) as of August 31, 2021, for impairment. When assessing whether there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation. The value in use calculation used a ten-year projected and terminal period debt-free cash flow model discounted to present value using a discount rate of 21.0% and a long-term growth rate of 3%. The recoverable value is concluded after making adjustments to the discounted cash flow model for cash or any other non-operating assets or liabilities as of the measurement date. The concluded recoverable value is then compared to carrying value of the CGU. Based on this impairment assessment, the Company determined that an impairment charge was necessary and recorded a full goodwill impairment charge of $3,209,045 to impairment expense on the Company’s consolidated statement of loss and comprehensive loss. Additionally, resulting from this impairment assessment the Company recorded $675,956 impairment charge to impairment expense in connection with the intangibles within the UMG CGU (Note 13). The results for UMG are reflected in the Company’s Gaming segment.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

13. Intangible assets

Cost	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2019	-	760,323	5,055,798	1,662,993	477,592	7,956,706
Acquisition of UMG	-	560,000	-	510,000	460,000	1,530,000
Acquisition of Frankly	-	-	2,000,000	100,000	2,700,000	4,800,000
Acquisition of WinView	9,430,265	-	-	-	-	9,430,265
Acquisition of WTF1	-	-	557,709	-	-	557,709
Acquisition of Driver DB	-	-	854,158	-	-	854,158
Acquisition of Lets Go Racing	-	-	2,116,267	-	-	2,116,267
Foreign exchange	-	2,479	180,043	37,482	34,362	254,366
August 31, 2020	9,430,265	1,322,802	10,763,975	2,310,475	3,671,954	27,499,471
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Acquisition of SideQik	-	-	910,000	210,000	310,000	1,430,000
Impairment of UMG	-	(266,731)	-	(263,158)	(146,067)	(675,956)
Foreign exchange	-	16,974	255,577	81,759	11,063	365,373
August 31, 2021	9,430,265	1,073,045	8,330,683	2,137,449	3,624,300	24,595,742

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2019	-	628,277	2,634,338	673,302	296,061	4,231,978
Amortization	628,684	162,804	2,205,781	375,514	228,267	3,601,050
Foreign exchange	-	1,960	68,881	28,675	124,605	224,121
August 31, 2020	628,684	793,041	4,909,000	1,077,491	648,933	8,057,149
Amortization	1,886,053	159,843	1,734,064	465,398	494,825	4,740,183
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	13,560	229,650	34,385	(4,740)	272,855
August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	8,801,581	529,761	5,854,975	1,232,984	3,023,021	19,442,322
August 31, 2021	6,915,528	106,601	1,990,381	761,802	2,707,932	12,482,244

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

14. Right-of-use assets

	August 31, 2021	August 31, 2020
	$	$

Balance, beginning of year	550,478	-
Additions to right-of-use assets on adoption of IFRS 16, September 1, 2019	-	258,756
Acquisition of UMG	-	388,996
Acquired	210,178	36,375
Depreciation	(203,058)	(148,687)
Effect of foreign exchange	(576)	15,038
Balance, end of year	557,022	550,478

Right of use assets consist primarily of leases for corporate office facilities and are amortized on a monthly basis over the term of the lease, or useful life, if shorter.

15. Income taxes

The Company had no income tax expense or benefit for the year ended August 31, 2021.

(a)	Reconciliation of the effective tax rate

The reconciliation of the combined federal and provincial statutory income tax rate of 26.5% (2020 - 26.5%) to the effective tax rate is as follows:

	2021	2020
	$	$

Income (loss) before income taxes	(40,794,817)	(32,416,108)
Statutory income tax rate	26.5%	26.5%
Expected income tax (benefit)	(10,810,627)	(8,590,269)

Reconciling items:
Foreign rate differential	(243,335)	443,749
Stock-based compensation and other non-deductible expenses	1,318,852	484,247
True up of prior period balances	1,323,876	-
Deferred tax assets not recognized	8,411,234	7,662,273
Income tax expense	-	-

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(b)	Deferred income taxes

The Company had the following temporary differences that would ordinarily give rise to deferred taxes:

	2021	2020
	$	$
Deferred tax assets
Net operating losses	1,664,801	1,340,296

Deferred tax liabilities
Intangible assets	(1,391,070)	(919,340)
Other - Canada	-	(14,052)
Other - United States	(273,731)	(318,712)
Convertible Debt	-	(88,192)
Net deferred tax asset	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Unrecognized Deductible Temporary Differences

Deferred taxes are provided as a result of temporary differences that arise due to the difference between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2021	2020
	$	$

Intangible assets	28,362,021	25,826,171
Net operating losses	153,954,414	133,010,627
Net capital losses	2,156,922	-
Property and equipment	483,175	552,680
Share issuance costs	206,655	67,250
Convertible debt	2,385,606	-
Other	8,802,009	8,998,673
	196,350,802	168,455,401

The Company’s net operating losses expire in the manner discussed below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect to these items because it cannot be determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

As of August 31, 2021, the Company has net operating loss carryforwards related to its domestic and international operations of approximately $159.8 million; $114.2 million of which have expiration periods ranging between 10 to 20 years, and $45.6 million have an indefinite carryforward period. Certain of these foreign, federal and state net operating loss carryforwards may be subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization. Net-capital losses were incurred in the year on the disposal of Motorsports group in the amount of $2,156,922. These losses can be carried forward indefinitely.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

16. Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$
Balance, August 31, 2019	-	-	-
Additions to right-of-use assets on adoption of IFRS 16, September 1, 2019	-	258,756	258,756
Acquisition of UMG	-	401,441	401,441
Acquired	36,375	-	36,375
Interest expense	(918)	(139,019)	(139,937)
Payments	-	15,513	15,513
Balance, August 31, 2020	35,457	536,691	572,148
Acquired	-	210,178	210,178
Interest expense	1,971	32,226	34,197
Payments	(13,380)	(214,948)	(228,328)
Effect of foreign exchange	-	(644)	(644)
Balance, August 31, 2021	24,048	563,503	587,551

	Equipment	Office lease	Total
	$	$	$
As of August 31, 2020:
Less than one year	11,409	174,262	185,671
Greater than one year	24,048	362,429	386,477
Total lease obligation	35,457	536,691	572,148

	Equipment	Office lease	Total
	$	$	$
As of August 31, 2021:
Less than one year	12,174	210,409	222,583
Greater than one year	11,874	353,094	364,968
Total lease obligation	24,048	563,503	587,551

The future minimum undiscounted lease payments as of August 31, 2021, are presented below:

Total
$
Current	250,216
2 years	176,513
3 years	160,696
4 years	52,089
Total undiscounted lease obligation	639,514

17. Players liability account

The Players liability account consists of UMG and Winview cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of August 31, 2021, and 2020, the players liability account balance is the total amount payable if all players were to request closure of their accounts.

18. Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2020 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of August 31, 2021, interest of $139,644 has been accrued (August 31, 2020 – $83,435).

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of August 31, 2021, $482,304 was due under the note (August 31, 2020 – $1,527,582). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of August 31, 2021, no interest is accrued on this note (August 31, 2020 – $63,612).

(b)	Paycheck Protection Program (the “PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020.

(c)	Frankly line of credit

On January 7, 2020, the Company’s Frankly Media LLC subsidiary (“Frankly Media”) entered an agreement with an arm’s length lender, EB Acquisition Company, LLC (the “Lender”), whereby the Lender agreed, subject to the terms and conditions thereof, to provide Frankly Media with a revolving term line of credit in the principal amount of up to $5 million (the “EB Loan”).

The EB Loan had a one-year term, extendable for a second year upon the mutual agreement of Lender and Frankly Media; and was secured by a security interest in Frankly Media’s assets, as well as a guarantee by the Company, secured against the Company’s assets.

On December 1, 2020, the EB Loan was amended (the “Amended EB Loan”). The amendment extended the maturity date by one year and added a conversion feature to $1 million of the $5 million principal outstanding. The conversion feature allowed the holder to convert $1 million into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company determined the EB Loan was substantially modified on December 1, 2020 and the Amended EB Loan was substantially modified on February 24, 2021 (Note 19).

The carrying value of the line of credit as of August 31, 2021, was $0 (August 31, 2020 – $4,919,507).

19. Convertible debt

The continuity of convertible debt for the year ended August 31, 2021, is as follows:

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2019	12,532,723	-	-	-	12,532,723
Issuances	-	8,828,550			8,828,550
Conversion - common shares issued	(5,152,023)	-	-	-	(5,152,023)
Conversion - warrants issued	(5,037,535)	-	-	-	(5,037,535)
Interest expense	358,123	-	-	-	358,123
Accrued interest on conversion	(317,508)	11,917	-	-	(305,591)
Effect of foreign exchange	(200,661)	-	-	-	(200,661)
Change in fair value	(61,250)	(168,877)	-	-	(230,127)
Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477	-	-	4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(1,500,214)	(12,204,391)	-	-	(13,704,605)
Conversion - warrants issued	(1,103,661)	(4,256,114)	-	-	(5,359,775)
Interest expense	54,126	398,183	138,710	250,000	841,019
Accrued interest on conversion / interest payments	(101,247)	(256,300)	(250,000)	-	(607,547)
Effect of foreign exchange	134,562	-	-	-	134,562
Change in fair value	1,308,993	5,461,682	-	(704,081)	6,066,594
Balance, August 31, 2021	914,428	2,097,127	-	6,939,941	9,951,496

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$	$	$	$
As of August 31, 2021:
Less than one year	914,428	-	-	-	914,428
Greater than one year	-	2,097,127	-	6,939,941	9,037,068
Total convertible debt obligation	914,428	2,097,127	-	6,939,941	9,951,496

(a)	Conversions during the years ended August 31, 2021, and 2020

2019 Series

During the year ended August 31, 2021, 2019 Series convertible debentures with a principal amount of CAD$1,315,000 (2020 – CAD$13,047,122) were converted into 175,331 units (2020 – 1,739,615), and as a result, the Company issued 175,331 common shares and 175,331 warrants (2020 – 1,739,615 common shares and 1,739,615 warrants). The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions:

Share price of CAD$11.65 – $14.15 (2020 – CAD$7.05 – $18,00); term of 1.36 – 1.90 years (2020 – 1.85 and 2.52); conversion price and warrant exercise price of CAD$7.50 (2020 – CAD$7.50); interest rate of 6% (2020 – 6%); expected volatility of 98.5% – 179% (2020 – 168.65% – 181.93%); risk-free interest rate of 0.21% - 0.27% (2020 – 0.26% – 0.96%); exchange rate of 0.7651 – 0.8286 (2020 – 0.6899 – 0.7651); and an expected dividend yield of 0% for both years. The fair value assigned to these convertible debentures was $2,603,875 (2020 – $10,189,558).

This value was split between common shares and liability measured warrants as $1,500,214 (2020 – $5,152,023) and $1,103,661 (2020 – $5,037,535), respectively.

2020 Series

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $11,651,393 (2020 – nil) were converted or settled into 1,553,518 units, and as a result, the Company issued 1,553,518 common shares and 1,134,305 warrants. The fair value of the convertible debentures at the time of conversion or settlement was estimated using the binomial lattice model with the below assumptions:

Share price of $7.79 – $9.92; term of 1.44 – 1.77 years; conversion price of $7.50; warrant exercise price of $15.00, interest rate of 10%; expected volatility of 95% – 98.5%; risk-free interest rate of 0.09% - 0.13%; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was $16,460,505.

This value was split between common shares and equity measured warrants as $12,204,391 and $4,256,114, respectively.

(b)	Issuances during the year ended August 31, 2021

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $2,901,393 were issued for gross proceeds of $2,901,393. In addition, in November 2020, $2,000,000 of convertible debentures from the Company’s standby convertible debenture facility were issued along with 224,719 warrants for gross proceeds of $2,000,000 (Note 19(f)). Of the gross proceeds of $2,000,000, $1,381,084 was allocated to the convertible debt and $618,916 was allocated to the 224,719 warrants issued (Note 19(f)). The total fair value recorded to convertible debt for issuances above amounted to $4,282,477.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

On December 1, 2020, the EB Loan was amended (Note 18(c)). The amendment extended the maturity date by one year and added a conversion feature to $1,000,000 of the $5,000,000 principal outstanding. The conversion feature allowed the holder to convert $1,000,000 into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5,000,000. The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

The fair value of the Amended EB Loan on December 1, 2020, was $5,043,103. The carrying value of the former EB Loan on December 1, 2020, consisted of $5,000,000 in principal and $76,412 in accrued interest, for total carrying value on the amendment date of $5,076,412. As a result, a gain on extinguishment of debt of $33,309 was recognized. The fair value of the EB CD on the date of issuance of February 24, 2021, was $7,394,022. The fair value of the Amended EB Loan on February 24, 2021, was $4,931,813. As a result, a loss on extinguishment of debt of $2,462,209 was recognized. The above two transactions resulted in a loss on extinguishment of debt of $2,428,900.

(c)	2019 Series

As of August 31, 2021, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	August 31, 2021 (CA$)	August 31, 2020 (CA$)

Share price	8.42	11.65
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	.85 - .94	1.85 - 1.94
Interest rate	6%	6%
Expected volatility	90.00%	179.00%
Risk-free interest rate	0.25% - 0.26%	0.25%
Exchange rate	0.7947	0.7651
Expected dividend yield	0%	0%

(d)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit. As of December 19, 2020, the Company had not obtained registration rights in the United States. As such, the conversion price is $7.50 per Unit and the interest rate increased to 10% on December 19, 2020.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(e)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(f)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units.

In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

As of August 31, 2021, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	August 31, 2021 (US$)	August 31, 2020 (US$)

Share price	6.66	8.92
Conversion price	8.90	7.50 - 9.50
Warrant exercise price	-	15.00

Term, in years	1.26	1.97 - 1.98
Interest rate	10%	5% and 10%
Expected volatility	90.00%	200.00%
Risk-free interest rate	0.10%	0.14%
Expected dividend yield	0%	0%

(g)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

As of August 31, 2021, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	August 31, 2021 (US$)	August 31, 2020 (US$)

Share price	6.66	-
Conversion price	10.25	-
Warrant exercise price	15.00	-

Term, in years	1.26	-
Interest rate	10%	-
Expected volatility	90.00%	-
Risk-free interest rate	0.30%	-
Expected dividend yield	0%	-

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value

Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)
		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Convertible debt	The fair value of the convertible debentures as of August 31, 2020 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price (USD $8.92)	The share price was higher (lower)
		Risk-free interest rate (0.14%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (18.35%)	The credit spread was lower (higher)
		Discount for lack of marketability (47%)	The discount for lack of marketability was lower (higher)

20. Long-term debt

The Company has an unsecured, non-interest bearing loan that matures on June 30, 2022. The loan bears interest at 0% per annum. As of August 31, 2021, the present value of the loan was $96,664 (2020 – $230,932), with accretion of $28,123 (2020 – $16,239) having been charged to interest expense on the Company’s consolidated statements of loss and comprehensive loss for the years then ended. A discount rate of 10% was used for both years.

Scheduled repayments are: €90,000 ($106,330) as of August 31, 2021, all of which is current.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

21. Warrants

Liability measured warrants having CAD exercise price

The following table reflects the continuity of the Company’s liability measured warrants for the years ended August 31, 2021, and 2020:

Amount
$

Balance at August 31, 2020	14,135,321
Issued on conversion of convertible debt	1,103,661
Exercised	(2,134,116)
Change in fair value	(9,037,108)
Foreign exchange	800,945
Balance, August 31, 2021	4,868,703

Amount
$

Balance at August 31, 2019	296,795
Issued in acquisition of Frankly	2,157,000
Issued on conversion of convertible debt	5,037,535
Issued in private placement of units	991,709
Exercised	(1,345,573)
Change in fair value	6,189,921
Foreign exchange	807,934
Balance, August 31, 2020	14,135,321

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The following table reflects the continuity of the Company’s outstanding liability measured warrants for the years ended August 31, 2021, and 2020:

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2020	2,405,369	9.60
Issued on conversion of convertible debt	175,331	7.50
Exercised	(901,060)	9.27
Expired	(226,797)	13.43
Oustanding as at August 31, 2021	1,452,843	8.96

	Number of	Weighted-average
		exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2019	29,318	448.50
Issued	1,990,890	8.45
Issued on acquisition of UMG	9,943	174.18
Issued in acquisition of Frankly	1,055,036	9.69
Exercised	(654,543)	7.50
Expired	(25,275)	551.26
Oustanding as at August 31, 2020	2,405,369	9.60

The following table reflects the liability measured warrants issued and outstanding as of August 31, 2021:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
March 13, 2022	123,159	10.50	0.53
December 20, 2022	29,066	27.00	1.30
March 20, 2023	27,777	13.50	1.55
March 30, 2023	46,909	13.50	1.58
March 31, 2023	17,222	13.50	1.58
May 27, 2023	130,304	13.50	1.74
July 8, 2024	445,982	7.50	2.85
July 25, 2024	401,624	7.50	2.90
August 8, 2024	230,800	7.50	2.94
	1,452,843	$8.96	2.47

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

As of August 31, 2021, the fair value of the 1,452,843 liability measured warrants outstanding (August 31, 2020 – 2,405,369) was determined to be $4,868,703 (August 31, 2020 – $14,135,321) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.53 – 2.94 years (August 31, 2020 – 0.23 – 3.94) as expected average life; share price of CAD$8.42 (August 31, 2020 – CAD$11.65); exercise price of CAD$7.50 – CAD$27.00 (August 31, 2020 – CAD$7.50 – CAD$205.20); 70% - 90% expected volatility (August 31, 2020 – 115% - 136%); risk free interest rate of 0.28% - 0.63% (August 31, 2020 – 0.23% - 0.32%); and an expected dividend yield of 0%.

If all liability measured warrants outstanding and exercisable as of August 31, 2021, were exercised, the Company would receive cash from exercise of approximately CAD$13.0 million.

(a)	Liability measured warrants exercised during the year ended August 31, 2021

During the year ended August 31, 2021, the holders of 901,060 warrants exercised their right to convert the warrants into the Company’s common shares at an exercise price of CAD$7.50 - $9.75. As a result of the underlying exercise of warrants, the Company received $6,866,735 in cash proceeds and the intrinsic value of the underlying warrants at the date of exercise of $2,134,116 was transferred to share capital, for a total addition to share capital of $9,000,851.

(b)	Liability measured warrants issued during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 175,331 warrants (August 31, 2020 – 1,739,613) in connection with conversion of convertible debt (Note 19(a) – 2019 Series), and nil warrants (August 31, 2020 – 251,277) in connection with the private placement of units (Note 22(c)), for a total number of 175,331 warrants issued (August 31, 2020 – 1,990,890 warrants issued, excluding warrants issued in connection with acquisitions as highlighted in the continuity above).

(c)	Liability measured warrants issued on conversion of convertible debt

2019 Series

During the year ended August 31, 2021, the Company issued 175,331 warrants (August 31, 2020 – 1,739,613) in conjunction with the conversion of convertible debt. The fair value of the 175,331 warrants (August 31, 2020 – 1,739,613) issued was determined to be $1,103,661 (August 31, 2020 – $5,037,535) as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.36 – 3.90 years as expected average life (August 31, 2020 – 3.92 to 4.91); share price of CAD$9.50 – $12.33 (August 31, 2020 – CAD$7.05 – $25.65); exercise price of CAD$7.50 (August 31, 2020 – CAD$7.50); 98.5% - 136% expected volatility (August 31, 2020 – 136%); risk free interest rate of 0.25% - 0.54% (August 31, 2020 – 0.28% and 1.71%); and an expected dividend yield of 0% for both years.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Equity measured warrants having USD exercise price

The following table reflects the continuity of the Company’s equity measured warrants for the year ended August 31, 2021. There were no equity measured warrants outstanding as of August 31, 2020:

Amount
$

Balance at August 31, 2020	-
Issued on conversion of convertible debt	4,256,114
Issued in private placement of convertible debt	618,916
Issued in private placement of units	7,373,806
Issued in private placement of units - transaction costs	(582,333)
Balance, August 31, 2021	11,666,503

The following table reflects the continuity of the Company’s outstanding equity measured warrants for the year ended August 31, 2021:

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$

Outstanding, August 31, 2020	-	-
Issued on conversion of convertible debt	1,134,305	15.00
Issued in private placement of convertible debt	224,719	15.00
Issued in private placement of units	2,377,272	15.00
Oustanding as at August 31, 2021	3,736,296	15.00

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The following table reflects the equity measured warrants issued and outstanding as of August 31, 2021:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price USD	Average remaining contractual life (years)
November 20, 2022	224,719	15.00	1.22
January 8, 2024	1,868,787	15.00	2.36
January 22, 2024	522,898	15.00	2.39
February 24, 2024	1,058,227	15.00	2.48
August 19, 2024	49,999	15.00	2.97
September 15, 2024	11,666	15.00	3.04
	3,736,296	$15.00	2.34

If all equity measured warrants outstanding and exercisable as of August 31, 2021, were exercised, the Company would receive cash from exercise of approximately $56.0 million.

(a)	Equity measured warrants issued during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 1,134,305 warrants (August 31, 2020 – nil) in connection with conversion of convertible debt (Note 19(a) – 2020 Series), 224,719 warrants (August 31, 2020 – nil) in connection with the private placement of convertible debentures (Note 19(f)) and 2,377,272 warrants (August 31, 2020 – nil) in connection with the private placement of units (Note 22(c)), for a total number of 3,736,296 warrants issued (August 31, 2020 – nil).

(b)	Equity measured warrants issued on conversion of convertible debt

2020 Series

During the year ended August 31, 2021, the Company issued 1,134,305 warrants (August 31, 2020 – nil) in conjunction with the conversion of convertible debt. The fair value of the 1,134,305 warrants issued was determined to be $4,256,114 as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 – 3.50 years expected average life; share price of $7.79 – $11.17; exercise price of $15.00; 98.5% expected volatility; risk free interest rate of 0.29% - 0.57%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares and equity measured warrants.

(c)	Equity measured warrants issued on private placement of standby convertible debentures

During the year ended August 31, 2021, the Company issued 224,719 warrants in connection with the private placement of convertible debentures under its standby convertible debenture facility (Note 19(f)). The fair value of the 224,719 warrants issued was determined to be $618,916 as calculated using the Black Scholes option pricing model with the following assumptions:

A 2 years expected average life; share price of $5.63; exercise price of $15.00; 200% expected volatility; risk free interest rate of 0.16%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(d)	Equity measured warrants issued on private placement of units

During the year ended August 31, 2021, the Company issued 2,377,272 warrants (August 31, 2020 – nil) in conjunction with the private placement of units. Of the 2,377,272 warrants issued, 191,387 were issued to finders as fees for services. The fair value of the 2,377,272 warrants issued (August 31, 2020 – nil) was determined to be $7,373,806 (August 31, 2020 – $nil) as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 year expected average life (August 31, 2020 – nil); share price of $7.79 – $10.00 (August 31, 2020 – nil); exercise price of $15.00 (August 31, 2020 – nil); 98.5% expected volatility (August 31, 2021 – nil); risk free interest rate of 0.29% - 0.43% (August 31, 2020 – nil); and an expected dividend yield of 0%.

Of the $7,373,806 total fair value, $6,603,243 was the fair value of the 2,185,885 warrants issued for proceeds, with $770,563 being the fair value of the 191,387 warrants issued to finders. The amount recorded in contributed surplus of $6,791,473 represents the fair value of warrants issued of $7,373,806 less $582,333 for transaction costs allocated to the warrants issued.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on the issuance of the units is based on a relative fair value allocation between the common shares issued and warrants issued.

22. Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2019	156,438	29,613,406
Impact of share consolidation	(114)	-
Shares issued on vesting of RSUs	26,666	159,895
Convertible debt conversion	1,739,615	5,152,023
Private placements, net of costs	502,562	2,694,076
Shares issued for debt conversion	59,654	724,231
Shares issued on acquisition of UMG	288,560	3,804,344
Shares issued on acquisition of Frankly	2,258,215	12,155,000
Shares issued on acquisition of Winview	1,759,997	7,579,000
Shares issued on acquisition of Driver Database (Note 6)	100,000	859,745
Shares issued on acquisition of Lets Go Racing (Note 6)	200,000	1,719,491
Common shares issued on exercise of warrants	654,543	4,919,596
Balance, August 31, 2020	7,746,136	69,380,807

	Shares	Consideration
	#	$

Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	277,749	1,895,891
Common shares issued on exercise of options	20,833	290,558
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	901,060	9,000,851
Shares issued on acquisiton of SideQik	386,584	3,962,000
Balance, August 31, 2021	15,543,309	122,741,230

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(c)	Activity for the year ended August 31, 2021

Private Placement of units

In January and February 2021, the Company closed on the issuance of 4,371,767 units (the “Units”) for gross proceeds of $32,788,253 of non-brokered private placements. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the Warrants to the 30th day after the date written notice is provided to the holders.

The Company paid cash commissions to eligible finders under the offering of $1,681,477 and regulatory and legal fees of $89,402. Net cash proceeds from the offering amounted to $31,017,374.

In addition to the cash finder’s fees discussed above, the Company issued the following securities as partial payment of commissions to finders: 63,666 Units; and 159,554 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

The total number of common shares issued as a result of the private placements totaled 4,435,433, which was comprised of 4,371,767 Units issued for proceeds and 63,666 Units issued as partial payment to finders. The total number of warrants issued totaled 2,377,272, which was comprised of warrants issued as part of the Units issued of 2,217,718 (50% of Units issued) and 159,554 finders warrants issued.

A summary of amounts recorded in connection with private placement and their effect on financial statement line items is noted below:

	Proceeds	Shares	Impact on share capital	Warrants	Impact on contributed surplus
	$	#	$	#	$
Units issued in private placement	32,788,253	4,371,767	26,185,009	2,185,885	6,603,244
Cash commissions	(1,681,477)	-	(1,345,736)	-	(335,741)
Regulatory and legal fees	(89,402)	-	(71,522)	-	(17,880)
Finders’ units issued	-	63,666	383,720	31,833	93,775
Finders’ units considered as transaction costs	-	-	(383,720)	-	(93,775)
Finders’ warrants issued	-	-	-	159,554	676,787
Finders’ warrants considered as transaction costs	-	-	(541,850)	-	(134,937)
	31,017,374	4,435,433	24,225,901	2,377,272	6,791,473

The fair value allocated between the common shares and warrants on the issuance of the Units is based on a relative fair value allocation between the common shares issued and warrants issued. Refer to equity measured warrants note for discussion of the key assumptions used in valuation of the warrants as part of the relative fair value allocation.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Other activity

During the year ended August 31, 2021, the Company had the following additional activity to share capital: (i) issued 277,749 common shares upon vesting of an equal number of RSUs (Note 24); (ii) issued 20,833 common shares upon the exercise of vested stock options, (iii) issued 1,728,848 common shares in connection with conversion of convertible debt (Note 19(a)), (iv) issued 901,060 common shares in connection with the exercise of warrants (Note 21(a)); (v) issued 40,000 common shares for cancelation of $226,556 of debt (shares for debt); and (vi) issued 6,666 common shares valued at $54,061 as an amendment fee to the lender in connection with the Amended EB Loan (the “EB Bonus Shares”). In addition to the EB Bonus Shares, the Company paid the lender a cash fee of $100,000. The amendment fees were recorded within interest expense as the Amended EB Loan and the subsequently the EB CD is being accounted for at FVTPL; (vii) issued 386,584 common shares with a fair value of $4,136,000 in connection with the acquisition of SideQik, Inc (Note 6).

Activity for the year ended August 31, 2020

During the year ended August 31, 2020, the Company issued 26,666 common shares upon vesting of an equal number of RSUs (Note 24), issued 1,739,615 common shares in connection with conversion of convertible debt (Note 19), and issued 502,562 common shares in connection with a series of non-brokered private placements as follows:

On December 18, 2019, the Company closed a non-brokered private placement at a price of CAD$18.75 ($14.25) per unit. The Company issued 58,133 units for gross proceeds of CAD$1,090,000 ($830,907). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$27.00 per share. The proceeds were allocated to the common shares and warrants using the relative fair value method, with $612,745 being allocated to the 58,133 common shares issued and the remaining $218,162 allocated to the 29,067 warrants issued (Note 21).

During the third quarter of 2020 the Company closed a non-brokered private placement at a price of CAD$9.00 per unit in four tranches. The Company issued a total of 444,429 units for gross proceeds of CAD$3,999,860 ($2,875,593). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$13.50 per share. The proceeds were allocated to the common shares and warrants using the relative fair value method, with $2,102,047 being allocated to the 444,429 common shares issued and the remaining $773,546 allocated to the 222,214 warrants issued (Note 21).

On March 20, 2020, the Company issued 46,300 common shares in settlement of select trade payables through a shares for debt placement amounting to CAD$900,003 ($632,522). The fair value of the shares issued were based on market price on the date of settlement. In addition, on June 13, 2020, the Company issued 13,354 common shares in settlement of select trade payables through a shares for debt placement amounting to CAD$125,000 ($91,709).

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

On December 31, 2019, the Company issued 288,560 common shares with a fair value of $3,804,344 in connection with the acquisition of UMG (Note 6). On May 8, 2020, the Company issued 2,258,215 common shares with a fair value of $12,155,000 in connection with the acquisition of Frankly (Note 6). On May 8, 2020, the Company issued 1,759,997 common shares with a fair value of $7,579,000 in connection with the acquisition of Winview (Note 6).

On June 3, 2020, the Company issued 100,000 common shares with a fair value of $859,745 in connection with the acquisition of DriverDB (Note 6). On June 3, 2020, the Company issued 200,000 common shares with a fair value of $1,719,491 in connection with the acquisition of Lets Go Racing (Note 6).

During the year ended August 31, 2020, the Company issued 654,543 common shares in connection with the exercise of warrants. In connection with these exercises, amounts recorded to share capital of $4,919,596 are comprised of exercise proceeds of $3,574,023 and intrinsic value of warrants on exercise of $1,345,573 (Note 21).

23. Stock options

On October 6, 2021, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of July 15, 2020. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. The following table reflects the continuity of stock options for the years ended August 31, 2021, and 2020:

		Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)

Balance, Aug. 31, 2019	6,971	166.20	49.86	5.84
Issued on acquisition of UMG	16,606	63.30	2.32
Issued on acquisition of Frankly	64,659	9.22	5.07
Granted	169,995	7.91	4.38
Expired/Cancelled	(5,110)	185.97	55.79
Balance, Aug 31, 2020	253,121	12.73	4.39	4.31

Balance, August 31, 2020	253,121	12.73	4.39	4.31
Granted	487,466	11.77	8.16
Issued on exercise of options	(20,833)	7.91	4.38
Expired/Cancelled	(26,816)	27.20	6.51
Balance, Aug 31, 2021	692,938	11.64	7.06	4.46

Exerciseable as at Aug 31, 2021	209,950	13.01	4.30	2.35

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The following tables reflect the stock options issued and outstanding as of August 31, 2021:

Expiry date	Outstanding options	CAD	Weighted average exercise price USD	Weighted average remaining contractual term (Years)
December 10, 2021	1,564	93.30	71.84	0.28
June 30, 2022	4,428	153.45	118.15	0.83
April 1, 2023	84,165	11.25	7.91	1.58
October 31, 2023	64,997	11.25	7.91	2.17
January 29, 2025	46	106.50	76.43	3.42
August 25, 2025	340	106.50	76.43	3.99
September 23, 2025	11	106.50	76.43	4.07
February 10, 2026	1,443	106.50	76.43	4.45
May 19, 2026	4	106.50	76.43	4.72
May 23, 2026	9	106.50	76.43	4.73
June 24, 2026	375,188	15.04	12.21	4.82
July 1, 2026	10,000	14.87	12.00	4.84
July 2, 2026	57,762	15.08	12.21	4.84
August 20, 2026	32,500	7.78	6.05	4.97
March 3, 2027	1,256	106.50	76.43	5.51
July 31, 2027	159	106.50	76.43	5.92
November 3, 2027	133	106.50	76.43	6.18
November 7, 2029	46,251	7.50	5.38	8.19
April 20, 2030	666	7.05	5.06	8.64
December 2, 2030	1,333	9.50	7.38	9.26
June 14, 2031	10,683	14.20	11.69	9.79
	692,938	14.86	11.64	4.46

Of the 692,938 options outstanding as of August 31, 2021 (2020 – 253,121), 209,950 are exercisable as of August 31, 2021 (2020 – 191,730).

24. Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 1,548,174 common shares.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company’s outstanding RSUs are as follows:

Number
#

Balance, August 31, 2019	-
Issued on acquisition of Frankly	50,037
Granted	379,001
Vested	(26,666)
Cancelled	-
Balance, August 31, 2020	402,372

Balance, August 31, 2020	402,372
Issued on acquisition of SideQik	23,939
Granted	353,467
Vested	(277,749)
Cancelled	(11,855)
Balance, August 31, 2021	490,174

Activity for the year ended August 31, 2021

During the year ended August 31, 2021, the Company granted 353,467 RSUs pursuant to the Company’s incentive plan to a former officer and key management employees. The fair value of these RSUs was estimated based on the closing price of CAD$7.94 – CAD$14.61 for a total fair value on date of grant of CAD$3,547,104. Of the 377,406 RSUs granted, 75,944 were severance compensation to a former officer. As these RSUs were issued as severance compensation, the grant date fair value of CAD$713,874 ($550,896) was recognized on the grant date. The Company issued 23,939 RSUs as purchase consideration related to the SideQik, Inc. acquisition with a fair value of $245,000 The remaining RSUs will be recognized as share-based compensation expense over the vesting period, which is generally three years.

Activity for the year ended August 31, 2020

On April 1, 2020, the Company granted 26,666 RSUs to compensate directors, officers and key employees, which vested immediately. On August 13, 2020, the Company granted 352,335 RSUs to compensate directors and officers. The director RSUs vest at the end of one year, and the officer RSUs vest over three years. The remaining 50,037 RSUs were granted on May 8, 2020, in connection with the acquisition of Frankly. These RSUs have a vesting period of three years from the original date of the grant.

The fair value of RSUs granted on April 1, 2020, was estimated based on a closing price of CAD$8.55 (US$6.01) for a total fair value on date of grant of CAD$228,000 ($159,895). As these RSUs had immediate vesting, the fair value was recognized in full on the date of grant as stock-based compensation expense and 26,666 common shares were issued. The fair value of RSUs granted on August 13, 2020, was estimated based on a closing price of CAD$8.40 (US$6.34) for a total fair value on date of grant of CAD$2,959,614 ($2,232,997). The fair value of these RSUs will be recognized as stock-based compensation expense over the vesting period. The fair value of the RSUs granted on May 8, 2020, in connection with the acquisition of Frankly will be recognized as stock-based compensation expense over the vesting period.

During the year ended August 31, 2021, share-based compensation expense for the Company’s RSUs was $3,037,366 (2020 – $479,663).

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

25. Capital management

The Company considers its capital to be its shareholders’ equity.

As of August 31, 2021, the Company had shareholders’ equity before non-controlling interests of $25,422,165 (2020 – $45,907). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2021, and 2020.

26. Commitments and contingencies

Litigation and Arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020 the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $6,468,330, which represents the fair value of the common shares directed to be delivered as of August 31, 2021. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

Separately, in April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint in this matter.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims in this matter. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

On July 15, 2021, a complaint was filed against Winview Inc. by Bleacher League Entertainment, Inc. in the United States District Court for the District of Delaware, alleging that Winview had violated two of Bleacher’s patents covering an interactive themed baseball game and seeking damages and other relief. The parties have entered into an agreement resolving this matter and in connection therewith, on November 8, 2021, the plaintiff terminated the pending action by filing a notice of voluntary dismissal with prejudice.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. FanDuel filed a partial motion to dismiss two of the claims alleged in Winview’s complaint. Winview has responded and the motion is pending. DraftKings filed a motion to dismiss Winview’s complaint, which was withdrawn without prejudice after Winview filed an amended complaint. While potential damages may be significant if these lawsuits are wholly or partially successful, at this time the Company cannot predict the outcome of the suits or determine the extent of potential damages if they are successful in whole or in part.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

27. Discontinued operations

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group have been presented as a discontinued operation.

Consideration transferred for the Motorsport Group was as follows:

Amount
$
Consideration received or receivable:
Accounts payable assumed	101,322
Deferred purchase consideration of LGR	333,503
Fair value of contingent consideration	1,321,281
Total disposal consideration	1,756,106
Carrying amount of net assets sold	(2,334,303)
Loss on disposal before income tax and reclassification of foreign currency translation reserve	(578,197)

Reclassification of foreign currency translation reserve	(100,734)
Loss on disposal of Motorsports	(678,931)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The net assets of the Motorsport Group as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Restricted cash	-
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	508,881
Accrued liabilities	422,139
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

The operating results of the Motorsports Group and PGL Nevada, (together, the “discontinued operations”) for the years ended August 31, 2021, and 2020 are presented as follows:

	For the year ended
	Aug 31, 2021	Aug 31, 2020
	$	$
Revenues
Advertising revenue	90,934	562,534

Operating expenses
Salaries and wages	212,546	815,304
Consulting	267,933	1,014,940
Professional fees	24,781	219,369
Sponsorships and tournaments	203,637	3,697,046
Advertising and promotion	1,740	30,808
Office and general	7,374	155,464
Technology expenses	86,590	163,534
Amortization and depreciation	201,335	341,668
Share-based payments	-	-
Interest expense	572	1,162
(Gain) loss on foreign exchange	29,535	(16,550)
Net loss from discontinued operations	(945,109)	(5,860,211)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The net cash flows from discontinued operations for the years ended August 31, 2021, and 2020 are as follows:

	For the year months ended
	Aug 31, 2021	Aug 31, 2020
	$	$

Net cash provided by (used in) operating activities	(92,652)	(96,942)
Disposal of Motorsports	24,348	-
Change in cash	(68,304)	(96,942)
Cash, beginning of period	68,304	79,553
Cash, end of period	-	(17,389)

28.	Segmented information

Information reported to the Company’s Co-Chief Executives, the Chief Operating Decision Makers (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are Gaming, Media, and Corporate and Other. The Group’s reportable segments under IFRS 8 Operating Segments are therefore as follows:

Gaming	-	Services related to competitive organized video gaming or sporting events
Media	-	Platform and advertising services provided to other broadcasters, primarily local tv and radio broadcasters
Corporate and Other	-	Services provided to other businesses and other revenues

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2021:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	5,277,583	31,943,287	-	37,220,870

Results
Segment loss	(9,064,847)	(7,611,679)	-	(16,676,526)

Central administration costs	-	-	9,733,244	9,733,244
Other gains and losses	4,720,312	(39,258)	6,576,302	11,257,356
Finance costs	124,663	512,937	762,121	1,399,721
Loss before tax	(13,909,822)	(8,085,358)	(17,071,667)	(39,066,847)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(945,109)	-	(678,931)	(1,624,040)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(14,854,931)	(8,085,358)	(17,780,522)	(40,720,811)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2020:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	4,140,731	6,404,736	376	10,545,843

Results
Segment loss	(4,842,557)	(833,891)	376	(5,676,072)

Central administration costs			9,692,464	9,692,464
Other gains and losses	16,565	(14,011)	10,276,041	10,278,595
Finance costs	102,596	241,520	564,650	908,766
Loss before tax	(4,961,718)	(1,061,400)	(20,532,779)	(26,555,897)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(5,860,211)	-	-	(5,860,211)
Non-controlling interest in net loss	-	-	76,066	76,066
Net loss	(10,821,929)	(1,061,400)	(20,456,713)	(32,340,042)

Geographical breakdown

	North America	United Kingdom	European Union	Total
	$	$	$	$
August 31, 2020
Assets	48,230,804	2,896,582	2,288,091	53,415,477
Long-term assets	37,664,748	2,507,761	1,067,495	41,240,004

August 31, 2021
Assets	64,943,049	-	2,519,798	67,462,847
Long-term assets	35,796,241	-	108,924	35,905,165

29. Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	For the year ended
	Aug 31, 2021	Aug 31, 2020
	$	$

Total compensation paid to key management	2,231,871	929,958
Share based payments	1,897,855	1,409,569

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the consolidated statement of loss and comprehensive loss for the years ended August 31, 2021, and 2020.

Amounts due to related parties as at August 31, 2021 with respect to the above fees were $33,349 (2020 – $275,502). The amounts due to related parties are recorded within accounts payable and accrued liabilities on the consolidated statements of loss and comprehensive loss. These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Certain directors of the Company are among the pool of Stubholders.

30. Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash with banks as well as credit exposure to outstanding receivables. The carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect to accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. The allowance for doubtful accounts was $1,084,305 and $874,438 as of August 31, 2021, and 2020, respectively.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of August 31, 2021, one customer (2020 - one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (2020 - one) accounted for 13% of the Company’s accounts and other receivables balance as of August 31, 2021, and 2020. During the year ended August 31, 2021, one (2020 - three) customer represented 60% (2020 - 50%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of August 31, 2021:

	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	7,376,270	210,815	265,377	1,825,263	9,677,725
Allowance for doubtful accounts	3,000	1,500	1,500	1,078,305	1,084,305
% Allowance	0%	1%	1%	59%	11%

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	2-5 years
	$	$	$

Accounts payable	10,403,665	-	-
Accrued liabilities	5,722,470	-	-
Players liability account	331,528	-	-
Lease obligation	222,583	364,968	-
Long-term debt	96,664	-	-
Promissory notes payable	821,948	-	-
Convertible debt	914,428	2,097,127	6,939,941

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

(e)	Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros and GBP, as well as debt denominated in Canadian dollars.

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	15,305,996
Restricted cash	-	-	-	331,528
Accounts and other receivables	-	-	-	8,646,807
Government remittances	-	-	-	1,070,216
Publisher advance	-	-	-	4,534,218
Investment at FVTPL	2,629,851	-	-	-
	2,629,851	-	-	29,888,765

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Line of credit	-	-	-
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Deferred purchase consideration	-	-	-
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,275

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

For the year ended August 31, 2020:

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	5,243,278
Restricted cash	-	-	-	388,587
Accounts and other receivables	-	-	-	3,845,890
Government remittances	-	-	-	1,125,912
Publisher advance	-	-	-	-
Investment at FVTPL	-	-	-	-
	-	-	-	10,603,667

Carrying value at August 31, 2020	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,455,215
Accrued liabilities	-	-	4,689,131
Players liability account	-	-	388,587
Line of credit	-	-	4,919,507
Long-term debt	-	-	230,932
Promissory notes payable	-	-	3,818,920
Deferred purchase consideration	-	-	333,503
Warrant liability	14,135,321	-	-
Convertible debt	-	10,793,459	-
	14,135,321	10,793,459	26,835,795

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Investment at FVTPL	-		2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2020
	$	$	$	$

Warrant liability	-	14,135,321	-	14,135,321
Convertible debt	-	-	10,793,459	10,793,459

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2021 and 2020 (Expressed in United States Dollars)

31. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 26, 2021, the date at which the consolidated financial statements were available to be issued and determined there were no additional items to be disclosed.

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